Exhibit (a)(5)(T)

CADELER A/S ANNOUNCES SUCCESSFUL FINAL RESULTS OF ITS SHARE EXCHANGE OFFER FOR ALL OF THE OUTSTANDING SHARES OF ENETI INC.

Copenhagen, December 18, 2023: With reference to the stock exchange announcement of December 15, 2023 published by Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) regarding the preliminary results of the share exchange offer for all of the outstanding shares of the common stock of Eneti Inc. (NYSE: NETI) (“Eneti”) (the “Share Exchange Offer”), Cadeler today announces the final results of the Share Exchange Offer.

Further, Cadeler has submitted a prospectus for approval to the Danish Financial Supervisory Authority (the “Danish FSA”) regarding the new Cadeler shares to be issued, and admitted to trading on the Oslo Stock Exchange, in connection with the completion and settlement of the Share Exchange Offer (the “EU/EEA Listing Prospectus”).

Final results of the Share Exchange Offer

The offer period for the Share Exchange Offer expired on December 14, 2023, at 5:30 p.m. (ET) / 11:30 p.m. (CET). Based on the exchange agent’s final count, 33,385,714 shares of Eneti common stock have been validly tendered and not validly withdrawn in the Share Exchange Offer, corresponding to an acceptance rate of approximately 86.39% of the total number of outstanding shares of Eneti common stock (excluding treasury shares held by Eneti).

The acceptance rate satisfies the minimum acceptance rate as set out in the business combination agreement between Cadeler and Eneti dated June 16, 2023. All conditions to the Share Exchange Offer having been satisfied or waived, subject only to registration of the capital increase in Cadeler with the Danish Business Authority, which is expected to be completed on December 19, 2023, Cadeler will accept for payment and promptly pay for all shares of Eneti common stock validly tendered and not validly withdrawn in the Share Exchange Offer.

All holders of shares of Eneti common stock validly tendered and not validly withdrawn in the Share Exchange Offer will receive, for each such tendered share, 0.85225 American Depositary Shares (the “Cadeler ADSs”), each one (1) Cadeler ADS representing four (4) shares of Cadeler, nominal value DKK 1 per share, providing for the previously agreed and announced exchange ratio of 3.409 shares of Cadeler for each share of Eneti common stock, subject to payment of cash compensation in lieu of any fractional Cadeler ADSs, without interest and subject to reduction for any applicable withholding taxes.

An aggregate of 113,809,868 new Cadeler shares will be issued, corresponding to the delivery of 28,452,467 Cadeler ADSs. The aggregate amount of cash compensation in lieu of fractional Cadeler ADSs is a total of approx. USD 6.8 thousand.

Cadeler intends to complete its acquisition of the entire equity interest in Eneti by effecting a squeeze-out merger, to be governed by the laws of the Republic of the Marshall Islands, pursuant to which a wholly owned subsidiary of Cadeler (the “Merger Sub”) will merge with and into Eneti, with the Merger Sub surviving the Merger. The purpose of the Merger is for Cadeler to acquire all of the shares of Eneti common stock that it did not acquire in the Share Exchange Offer. Upon the consummation of the merger, the Eneti business will be held by a wholly owned subsidiary of Cadeler.

Following the announcement of the preliminary results of the Share Exchange Offer on December 15, 2023, the Cadeler ADSs commenced trading on New York Stock Exchange on a “when-issued” basis subject to the official notice of issuance of the Cadeler ADSs following completion of the Share Exchange Offer. The Cadeler ADSs are expected to commence trading on regular-way settlement basis on or about December 20, 2023

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Submission of the EU/EEA Listing Prospectus for approval

Cadeler has today submitted the EU/EEA Listing Prospectus to the Danish FSA for approval. The EU/EEA Listing Prospectus relates to the new Cadeler shares underlying the Cadeler ADSs to be issued in connection with the completion and settlement of the Share Exchange Offer. The new Cadeler shares are to be admitted to trading and listed on the Oslo Stock Exchange.

Following the Danish FSA's approval of the EU/EEA Listing Prospectus, Cadeler has requested the Danish FSA to issue a certificate to passport the EU/EEA Listing Prospectus to Norway by notifying the Norwegian Financial Supervisory Authority. Once the EU/EEA Listing Prospectus has been passported, the new Cadeler shares will be admitted to trading and listed on the Oslo Stock Exchange.

Indicative Timetable

The following table sets out the expected dates and times of the outstanding key events relating to the settlement of the Share Exchange Offer and the admission of the Cadeler ADSs and the new Cadeler shares to the New York Stock Exchange and the Oslo Stock Exchange, as applicable. This is an indicative timetable and is subject to change.

Event	Calendar date
Expected date for approval of the EU/EEA Listing Prospectus for the new Cadeler Shares	On or about December 18, 2023
Expected settlement date	On or about December 19, 2023
Admission to trading of the new Cadeler shares on the Oslo Stock Exchange	On or about December 20, 2023
Commencement of trading of Cadeler ADSs on the New York Stock Exchange on a regular-way settlement basis	On or about December 20, 2023

For further information, please contact:

Point of contact for investors:

Mikkel Gleerup, CEO

+45 3246 3102

mikkel.gleerup@cadeler.com

Point of contact for media:

Karen Roiy, Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.

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Important Notice

This communication does not constitute a prospectus as defined by Regulation (EU) 2017/1129 of 14 June 2017 (the “EU/EEA Prospectus Regulation”) and no public takeover offer is made pursuant to the Directive 2004/25/EC of 21 April 2004 on takeover bids in connection with the exchange offer referred to above. This communication does not contain all the information that should be considered concerning the Share Exchange Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction.

Forward-Looking Statements

Matters discussed in this announcement may constitute forward-looking statements. Forward-looking statements are statements that are not historical facts and may be identified by words such as “believe”, “expect”, “anticipate”, "strategy", “intend”, “estimate”, “will”, ”potentially”, “estimate”, “may”, “continue”, ”should”, “plan” and similar expressions. The absence of these words, however, does not mean that the statements are not forward-looking. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although the Company believe that these assumptions were reasonable when made, these are inherently subject to significant known and unknown risks, uncertainties, contingencies and other important factors which are difficult or impossible to predict, and are beyond the Company’s control. Actual events may differ significantly from any anticipated development due to a number of factors, including without limitation, changes in public sector investment levels, changes in the general domestic and international economic, political and market conditions including in the markets in which the Company operates, the Company's ability to attract, retain and motivate qualified personnel, changes in the Company's ability to engage in commercially acceptable acquisitions and strategic investments, factors affecting the backlog or contract profitability, actions by regulatory authorities, customers and other third parties, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies related to the business combination with Eneti Inc.), risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, changes in laws and regulation affecting the Company or the industry in which it operates and the potential impact of legal proceedings and actions. The factors identified are not set out in any particular order. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Such risks, uncertainties, contingencies and other important factors could cause actual events to differ materially from the expectations expressed or implied in this release by such forward-looking statements. The Company does not make any guarantee that the assumptions underlying the forward-looking statements in this announcement are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed in this announcement or any obligation to update or revise the statements in this announcement to reflect subsequent events. Past performance should not be relied upon, and is not, a guarantee of future performance. You should not place undue reliance on the forward-looking statements in this announcement. The information, opinions and forward-looking statements contained in this announcement speak only as at its date and are subject to change without notice. The Company does not undertake any obligation to review, update, confirm, or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this announcement.

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